TRANS WORLD CORPORATION

June 21, 2006

Mr. Michael Fay
Accounting Branch Chief
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC 20549-3561

Re:    Form 10-KSB: For the Year Ended December 31, 2005
       File No. 000-25244

Dear Mr. Fay:

Thank you for your quick response to our correspondence on your initial letter inquiry, dated May 9, 2006.   Again, we will attempt to respond to your inquiry points in the order they appeared in your June 14, 2006 memo:

Comment No. 1:
We have no issue and will comply with this disclosure of the changes in goodwill from period to period, in the preferred tabular format, in our future periodic filings.

Comment No. 2:
Upon consideration of SFASB No. 13, we have no issue and will comply with this disclosure of the lease expenses in our future periodic filings.

Comment No. 3:
Please see our attached disclosure certification (see Appendix A below), pursuant to Item 307 of Regulation S-B, which will, henceforth, be incorporated into our existing 10-KSB certifications.

Comment No. 4:
Upon further consideration, we believe that our casinos operate under one operating entity, American Chance Casinos. Underlying this entity, it is proper to have two reporting units, a German-oriented unit and an Austrian-oriented unit, despite the fact that they both share a common marketing, human resources and managerial group.  The German-oriented unit was the basis of the original goodwill when purchased in 1998, therefore we will recognize this distinction in our future periodic filings as you've suggested.

Per your request, we have attached an Excel spreadsheet schedule, which is not part of this Edgarized correspondence, showing the average drop per head and winning percentage by casino for the past three years.  We are hereby requesting for

545 FIFTH AVENUE, SUITE 940, NEW YORK, NEW YORK 10017
TEL: 212.983.3355 FAX: 212.983.8129

confidential treatment under Rule 83 for this spreadsheet data provided, for competitive reasons.

Comment No. 5:

We understand your point that the original goodwill (approximately $10 million) is attributable to the two casinos along the German border when they were purchased in 1998. Since then, we have amortized goodwill (until 2001) and have taken an impairment charge of approximately 25% of the original value bringing the total outstanding value of goodwill down to approximately $4.9 million in 2005. Based on the valuation performed by an independent appraisal firm as of December 31, 2005, the estimated fair value of these two casinos, Ceska and Rozvadov, $16.8 million and $2.2 million, respectively, far exceeded individually and in the aggregate the book value of the assets (goodwill and long-lived assets) and therefore no impairment charge was necessary.

We hope the above sufficiently addresses your comments.

Respectfully yours,

/s/ Rami S. Ramadan

Rami S. Ramadan
President, Chief Executive Officer and
Chief Financial Officer

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**APPENDIX A**

**CERTIFICATION OF
CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER**

Pursuant to Item 307 of Regulation S-B

Re:     Form 10-KSB: For the Year Ended December 31, 2005
File No. 000-25244

As of the end of the period covered by this report, Trans World Corporation (the "Company") carried out an evaluation, under my supervision and with the participation of the Company's management, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e). Based upon that evaluation, I, as the Company's Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective to ensure that all material information required to be included in this annual report were recorded, processed, summarized and reported as and when required. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation up to the date of the filing of this annual report.


/s/ Rami S. Ramadan                           .        June 21, 2006
Rami S. Ramadan                                        Date
President, Chief Executive Officer and
Chief Financial Officer


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June 21, 2006

Mr. Michael Fay
Accounting Branch Chief
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC 20549-3561

Re:    Response to the June 14, 2006 SEC memo
        Form 10-KSB: For the Year Ended December 31, 2005
        File No. 000-25244

Per your request in your Comment No. 4, following is the schedule of 3-year history: